Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

FOURTH QUARTER SALES IMPROVING BUT REMAIN CONSTRAINED BY SEMICONDUCTOR SHORTAGES

•	Wholesales of 76.5K vehicles in Q4, up 11% on Q3, reflecting gradual improvement in chip supply
•	Retail sales in quarter down 1% on Q3, with the full year down 14% compared to FY2020-21 as retailer inventories remain below normal levels
•	Demand continues to be strong, with order book growing to a record 168K units
•	Expect gradual improvement in chip supply to continue through the next financial year

Gaydon, UK, 8th April 2022: Jaguar Land Rover retail sales for the three-month period to 31 March 2022 continued to be constrained by the global semiconductor shortage. However, the Company saw a gradual improvement in chip supply leading to improved production and wholesale volumes compared to the previous quarter. This is expected to continue through the next fiscal year. Underlying demand for Jaguar Land Rover products remains strong with record orders in the quarter.

Wholesale volumes were 76,526 units and production volumes were 82,722 units in the period (both excluding China Joint Venture), up 11% and 15% respectively compared to the previous quarter ending 31 December 2021. Compared to the previous quarter, wholesale volumes were up by 23% for Defender, 14% for Range Rover Sport and 29% for Discovery. The quarter was also noteworthy for the first deliveries of the New Range Rover, with 1,910 wholesales with the prior model now running out.

Retail sales for the quarter ending 31 March 2022 were 79,008 vehicles, down (1)% (1,118 units) from the previous quarter ending 31 December 2022 and (36)% (44,475 units) from the quarter a year ago ending 31 March 2021. Retails were higher compared to the previous quarter in UK (+34%), North America (+5%) and Overseas (+10%) but were lower in China (-18%) and Europe (-17%).

Wholesales (excluding the China Joint Venture) for the fiscal year ending 31 March 2022 were 294,182, down (15)% compared to the fiscal year ending 31 March 2021. Retail sales for the fiscal year ending 31 March 2022 were 376,381, down (14)% compared to the fiscal year ending 31 March 2021.

Despite the impact of the semiconductor shortage on production and sales, the Company continues to see strong demand for its products with global retail orders again setting new records in the quarter. As at the 31 March 2022, the total order book has grown to over 168,000 units, up around 14,000 orders from the 31 December 2021. Demand for the New Range Rover and New Defender are particularly strong with over 45,500 and 40,000 orders respectively.

Commenting on the sales results, Lennard Hoornik, Jaguar Land Rover Chief Commercial Officer, said:

“The successful New Range Rover launch, as well as the momentum gained from Defender, has resulted in a steadily increasing order bank, now at a record 168,000 units. The customer response to the first deliveries of New Range Rover is strong and we remain optimistic for the future, despite the geo-political and macro-economic challenges facing the industry at present.”

The conflict in Ukraine has not materially impacted our wholesale volumes in the quarter. The impact on production has also been limited due to active management of the parts supply chain, including developing alternatives for the relatively small number of parts that are sourced from the affected countries. However, it is difficult to predict how supply and inflationary pressures will impact the coming quarters. Our first priority remains the welfare of our employees, and the Company has been providing humanitarian support for the families of colleagues impacted by the conflict and through the supply of vehicles to the International Federation of Red Cross and Red Crescent Societies.

Jaguar Land Rover expects to report audited results for the fiscal year ending 31 March 2022 during May 2022. While the Company is still closing the books, it expects to report positive cashflow in line with expectations, based on preliminary cash balances.

Q4 retail sales summary:

	Q4 Jan - March 2022			Fiscal 2021 /22 April 2021 – March 2022
	Units	QoQ% change	YoY% change	Units	YoY % Change
Jaguar Land Rover	79,008	(1.4)%	(36.0)%	376,381	(14.4%)
Jaguar	14,574	1.2%	(37.9)%	77,381	(20.8%)
Land Rover	64,434	(2.0)%	(35.6)%	299,000	(12.6%)

ENDS

Notes to Editors

About Jaguar Land Rover

For more information about Jaguar Land Rover’s Reimagine strategy please visit: https://www.jaguarlandrover.com/reimagine

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2020/21 we sold 439,588 vehicles in 127 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

To help the company meet this objective, Jaguar Land Rover has committed to reducing greenhouse gas emissions across its operations by 46 per cent, and across its value chains by 54 per cent, by 2030. The goals, which are approved by the Science Based Targets initiative (SBTi), confirm the company’s pathway to a 1.5°C emissions reduction in line with the Paris Agreement.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @JLR_News;

LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

Josh Storer

Corporate Affairs Senior Officer

E: jstorer@jaguarlandrover.com

T: +44 (0) 7827 258 230

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.